Exhibit 99.1

Pembina Pipeline Corporation Announces Acquisition of Strategic Midstream Assets for $556 Million and a Dividend Increase

CALGARY, March 17, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has entered into agreements to acquire certain sour natural gas processing assets (the "Acquired Assets") from Paramount Resources ("Paramount") for cash consideration of approximately $556 million, subject to customary closing adjustments (the "Transaction").

Transaction Highlights

The Acquired Assets include Paramount's recently constructed Kakwa sour natural gas processing complex and associated infrastructure including gas gathering pipelines, sales gas pipeline and future disposal wells (the "Kakwa Assets"); and Paramount's preliminary engineering studies, licenses and surface rights for the future construction of a sour natural gas processing facility (the "6-18 Facility"). The Transaction will add 250 million cubic feet per day ("mmcf/d") of processing capacity in one of Pembina's core areas. This will increase total processing capacity under Pembina's Gas Services business to over 1.7 billion cubic feet per day ("bcf/d"), inclusive of the Musreau III and the Resthaven expansions which are expected to be on-stream by mid-2016, making Pembina one of the largest third-party gas processors serving the Western Canadian Sedimentary Basin.

Key Transaction highlights include:

•	Development of a Strategic Asset Base: The combination of the Acquired Assets with Pembina's existing Cutbank Complex will create a strategic asset base with over 1 bcf/d of processing capacity by mid-2016, including 405 mmcf/d of deep cut processing capacity, and approximately 450 kilometres of gathering pipelines. The Kakwa Assets are already physically connected to Pembina's Cutbank Complex via an existing pipeline operated by Paramount.
•	Enhances Service Offering: By acquiring sour gas processing, Pembina is expanding the Company's service offering and strengthening its ability to capture future liquids rich sour gas production growth.
•	Supporting Economic Geology: Situated in the liquids rich and economic Deep Basin, the Acquired Assets serve amongst the most economic resource plays in North America, given their condensate focus. Paramount has established a substantial land base of Montney and Cretaceous rights, which have the potential to support robust throughput levels, for both the Kakwa Assets and the proposed 6-18 Facility, for decades to come, with attractive returns even in a low commodity price environment.
•	Long-Term, Take-or-Pay Volume Commitment: In conjunction with the Transaction, Pembina and Paramount have entered into a 20 year midstream services agreement, which includes a substantial take-or-pay commitment, in support of the Kakwa Assets. Pembina retains the right to contract spare capacity to third-parties.
•	Cash Flow per Share Accretion: The Transaction is expected to be immediately accretive to cash flow per share.
•	Platform for Long-Term Growth: The Transaction includes accretive growth potential through the expansion option for the future 6-18 Facility. Pembina has agreed to construct, subject to certain conditions, additional sour natural gas processing assets. The site acquired in conjunction with the Transaction has sufficient scale to support additional processing facilities and in Pembina's view, the 6-18 site is capable of supporting up to 600 mmcf/d of additional sweet or sour gas processing capacity.

"I am very excited to announce our agreement to acquire these assets," said Jaret Sprott, Pembina's Vice President, Gas Services. "The acquisition of these assets strengthens Pembina's strategic positioning in one of our core areas, supported by some of the most economic resource plays in North America. Pembina looks forward to expanding on its long-term relationship with Paramount by broadening its service offering to include sour natural gas processing services, in addition to liquids transportation and natural gas liquids fractionation services. The combination of Pembina's large-scale integrated value chain and Paramount's substantial Montney and Cretaceous land position, creates significant opportunities for future infrastructure development. Furthermore, this transaction builds on a long-term track record of driving significant shareholder value through acquisitions."

Description of the Acquired Assets

Kakwa Assets

The Kakwa Assets are comprised of a recently constructed natural gas processing facility located approximately 15 kilometres from Pembina's existing Cutbank Complex with raw gas processing capacity of 250 mmcf/d, including a 200 mmcf/d deep cut train, a 50 mmcf/d shallow cut train and 22,500 barrels per day ("bbls/d") of condensate stabilization. The Kakwa Assets also include an amine processing train to facilitate sour gas processing at the facility, and is the only sour gas processing facility west of the Smoky River within 50 kilometres. Additionally, the Kakwa Assets include gas gathering pipelines, sales gas transportation pipelines and future disposal wells. The Kakwa Assets are connected to Pembina's conventional pipelines for natural gas liquids and condensate transportation services, as well as connected to Pembina's Cutbank Complex, via an existing pipeline operated by Paramount. The shallow cut and deep cut facilities were placed into service in the first quarter of 2012 and August 2014, respectively.

6-18 Facility

Paramount has secured site licenses and undertaken preliminary engineering work to support the construction of a new sour shallow cut facility to be located approximately seven kilometers from Pembina's Cutbank Complex. As part of the Transaction, Pembina will acquire all of Paramount's preliminary engineering studies, licenses and surface rights for the proposed facility. Upon Paramount's election or sufficient third-party demand, subject to certain conditions, Pembina will construct a sour natural gas processing facility at 6-18. If built, commercial provisions underlying the 6-18 Facility are expected to be similar to the Kakwa Assets and include a substantial take-or-pay commitment.

Additional Transaction Details

Pembina has agreed to fund a debottlenecking initiative supporting the Kakwa Assets, for approximately $35 million. In addition, Pembina has agreed to optimize existing transportation agreements to match Paramount's anticipated production growth but keeps Pembina whole on a net present value basis. The purchase price will be funded by net proceeds from the Company's concurrently announced bought deal common share financing and existing capacity under the Company's $2 billion revolving credit facility. Completion of the Transaction is subject to approval under the Competition Act (Canada) and other customary closing conditions. The Transaction will close following receipt of Competition Act (Canada) approval, which is expected to occur in the second quarter of 2016.

Dividend Increase

In connection with the Transaction, Pembina's Board of Directors has approved a monthly common share dividend increase of $0.0075 per common share, which is an increase of the same amount as announced in 2015. The increase from $0.1525 per common share to $0.16 per common share denotes a 4.9 percent increase, which is expected to start with the dividend payable, subject to applicable laws, on May 13, 2016 to shareholders of record on April 25, 2016. While the decision to increase the dividend by the Board of Directors at this time was a direct result of the Transaction and the expected benefits therefrom, the Board of Directors considers many factors in determining the payment of dividends.

"For the fifth consecutive year, we are pleased to provide our shareholders with an increase in our monthly common share dividend," said Scott Burrows, Pembina's Vice President Finance and Chief Financial Officer. "The resilience of our business in-spite of a challenging commodity price environment demonstrates the strength of our integrated value chain. Incremental cash flow from the $1.3 billion of new fee-for-service assets placed into service in 2015, along with the contribution from the acquired assets announced today, creates the opportunity for Pembina to confidently increase our dividend. Pembina remains committed to enhancing shareholder value through the development of a large-scale, majority fee-for-service asset base, supporting long-term dividend growth potential."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "shall", "expand", "would", "plans", "develop", "anticipates" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the Transaction, including the expected closing date and the anticipated benefits of the Transaction to Pembina; financial results related to and growth opportunities associated with the assets acquired pursuant to the Transaction; the economics associated with the areas surrounding the Acquired Assets; future dividends which may be declared on Pembina's common shares and any future dividend payment date; the planned use of proceeds of the common share offering; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential.

These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: the ability of the parties to satisfy the conditions to closing of the Transaction and the common share offering in a timely manner; that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); future levels of oil and natural gas development; potential revenue and cash flow enhancement; future cash flows; with respect to Pembina's dividends: prevailing commodity prices, margins and exchange rates; and that Pembina's businesses will continue to achieve sustainable financial results.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the failure to realize the anticipated benefits of the Transaction following closing due to integration issues or otherwise; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2015, which can be found at www.sedar.com. In addition, the closing of the Transaction and the common share offering may not be completed, or may be delayed if their respective conditions to the closing of the Transaction, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction or the common share offering will not be completed within the anticipated time, on the terms currently proposed or at all.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance and CFO, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@Pembina.com, www.pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@Pembina.com

CO: Pembina Pipeline Corporation

CNW 16:07e 17-MAR-16